Exhibit 99.1

Financial Calendar 2006/ 2007

Paris, France	15 June 2006

Please find below Pernod Ricard’s key financial calendar dates*:

4th Quarter Sales figures 2005/2006	Thursday 27 July 2006

Annual Financial Results 2005/2006	Thursday 21 September 2006

1st Quarter Sales figures 2006/2007	Thursday 26 October 2006

Shareholders Meeting 2005/2006	Tuesday 7 November 2006

2nd Quarter Sales figures 2006/2007	Thursday 25 January 2007

1st Half-Year Financial Results 2006/2007	Thursday 8 March 2007

3rd Quarter Sales figures 2006/2007	Friday 4 May 2007

* The fiscal years will begin on 1 July and end on 30 June of the following year.

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943